SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

For the month of September 2002

Groupe Danone
(Translation of registrant's name into English)

7, rue de Téhéran
75008 Paris
France
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______)

Enclosure:

A press release dated September 10, 2002 announcing Groupe Danone's partnership agreement with Kirin Beverage Corp. and Mitsubishi Corp. for the acceleration of the Volvic brand in Japan.

PRESS RELEASE

DANONE

September 10th, 2002

Groupe DANONE has signed a joint venture agreement in bottled water in Japan with Kirin Beverage Corp. and Mitsubishi Corp., thus strengthening its leadership position

Groupe DANONE yesterday signed a partnership agreement with Kirin Beverage Corp., one of the leaders in the Japanese beverage market and Mitsubishi Corp., with the aim of accelerating the growth of the Volvic brand in Japan and participating in the growth of the domestic segment of the market.

The new company, 51% held by Kirin Beverage Corp., 25% by Groupe DANONE and 24% by Mitsubishi Corp., will handle the importation, marketing and sales of Volvic as well as the production, marketing and sales of Alkali Ion, the brand that will be brought to the company by Kirin Beverage Corp.

Groupe DANONE is already leader in value of the bottled water market in Japan and has a dominant position in the "premium" segment with Volvic (number 1, distributed by Mitsubishi since 1993) and Evian (number 2, distributed by the Calpis Group since 1986).

This partnership, which consolidates the longstanding fruitful relationship between Groupe DANONE and Mitsubishi Corp., allows the Volvic brand access to the powerful Kirin Beverage Corp. distribution network (third in Japan) and will in particular double Volvic's coverage in the vending machine channel. Alkali Ion, successfully launched in 1999 will benefit in the joint venture from Groupe DANONE's technological and marketing expertise.

Thanks to the complementary positioning of the two brands and the fact that they will be distributed by one of the most powerful networks in Japan, the joint venture is expected to be able to capitalize on the strongly growing market and participate actively in its development.

Groupe DANONE has also been present in Japan in Fresh Dairy Products for over 20 years with the Danone brand through a joint venture currently operated with the Ajinomoto and Calpis Groups.

For further information :
Direction de la Communication : 33 1 44 35 20 70 / 33 1 44 35 20 75
GROUPE DANONE : 7, rue de Téhéran, 75381 Paris Cedex 08 – Fax 33 1 45 63 88 22

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant Group Danone has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 11, 2002

GROUPE DANONE

By: ______________________

Name: Emmanuel Faber

Title: Senior Executive Vice-President, Chief Financial Officer